UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ON Semiconductor Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

682189 10 5

(CUSIP Number)

David A. Spuria Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 682189 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TPG ON Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,487,176 (See Items 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,487,176 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,487,176 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

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CUSIP No. 682189 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TPG Semiconductor Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 87,045,752 (See Items 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 87,045,752 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,045,752 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

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                Except as specifically amended and supplemented by this Amendment No. 5, all other provisions of the Schedule 13D filed by TPG ON Holdings LLC (“ON Holdings”) on September 17, 2001 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on February 10, 2004 by ON Holdings (“Amendment No. 1”), Amendment No. 2 filed on November 15, 2005 (“Amendment No. 2”) by ON Holdings and TPG Semiconductor Holdings LLC (“TPG Semi,” and together with ON Holdings, the “Reporting Persons”), Amendment No. 3 filed on November 22, 2005 by the Reporting Persons, (“Amendment No. 3”) and Amendment No.4 filed on June 23, 2006 by the Reporting Persons (“Amendment No.4,” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No.3 and Amendment No.4, the “Schedule 13D”), remain in full force and effect. Capitalized terms used herein and not otherwise defined shasll have the same meanings ascribed to them in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.

Item 4.	Purpose of Transaction.

This Amendment No. 5 supplements Item 4 of the Schedule 13D by inserting the following paragraphs immediately before the second to last paragraph of Item 4 of the Schedule 13D:

“Pursuant to the 10b5-1(c)(1) trading plan described in Amendment No. 4, ON Holdings and TPG Semi sold an aggregate of 2,142,789 and 4, 495,858 shares, respectively, at an average price of $6.1889 per share during the period commencing on July 31, 2006 and ending August 9, 2006.

Underwriting Agreement.

On August 8, 2006, the Reporting Persons entered into an Underwriting Agreement (the "Underwriting Agreement") with Lehman Brothers Inc. (the "Underwriter"), in connection with a public offering of Common Stock by the Reporting Persons pursuant to a Registration Statement on Form S-3 (No. 333-114045) under the Securities Act of 1933, as amended. Pursuant to the Underwriting Agreement, the Reporting Persons agreed to sell 30,000,000 shares of Common Stock to the Underwriter at a price of $5.93 per share.

Lock-up Agreement.

On August 8, 2006, the Reporting Persons entered into a Lock-Up Agreement (the "Lock-up Agreement") with Lehman Brothers Inc. pursuant to which the Reporting Persons agreed, except pursuant to the 10b5-1(c)(1) trading plan and subject to other limited exceptions, not to sell shares of Common Stock (or effect certain other transactions or enter into certain other agreements relating to the Common Stock) until the 60th day following the date of the Lock-up Agreement.”

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Item 5.	Interest in Securities of the Issuer.

This Amendment No. 5 amends and restates Item 5(a) of the Schedule 13D as set forth below:

	“(a)	ON Holdings may be deemed to beneficially own 41,487,176 shares of Common Stock, representing in the aggregate approximately 12.8% of the outstanding shares of Common Stock.

TPG Semi may be deemed to beneficially own 87,045,752 shares of Common Stock, representing in the aggregate approximately 26.8% of the outstanding shares of Common Stock.

The Reporting Persons, collectively and individually, may be deemed to beneficially own 128,532,928 shares of Common Stock, representing in the aggregate approximately 39.6% of the outstanding shares of Common Stock.

The foregoing percentage calculations are based on a total of 324,816,469 shares of Common Stock outstanding as of July 21, 2006 as set forth in the Quarterly Report on Form 10-Q filed by the Company with the Commission on July 28, 2006.”

Item 7.	This Amendment No. 5 amends and restates Item 7 of the Schedule 13D by adding Exhibit 15, as set forth below:
“Exhibit 15.

Underwriting Agreement, dated August 8, 2006, between the Reporting Persons and Lehman Brothers Inc. (incorporated by reference from Exhibit 1.1 to the ON Semiconductor Corporation Form 8-K filed on August 10, 2006).”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2006

TPG ON Holdings LLC

By: _____________________
Name: David A. Spuria Title: Vice President

TPG Semiconductor Holdings LLC

By: _____________________
Name: David A. Spuria Title: Vice President

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